ATTORNEYS

October 12, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0406

Attention:	Stephen Krikorian
Accounting Branch Chief

	Re:	NWH, Inc,
Form 10-K For the Fiscal Year Ended October 31, 2004
Form 10-Q For the Fiscal Quarter Ended January 31, 2005
Form 10-Q For the Fiscal Quarter Ended April 30, 2005
Form 10-Q For the Fiscal Quarter Ended July 31, 2005

File No.: 000-26598

Greetings:

We are in receipt of the Commission’s letter of comment, dated September 27, 2005, and, on behalf of NWH, Inc. (“NWH” or the “Company”), have the responses set forth below.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 22

The chief operating decision maker (CODM) has historically reviewed operating income to assess the performance of ENS and decide how to allocate resources of the Company.  In the past, a portion of ENS’ interest expense was largely attributable to loans and capital leases with third parties.  May 2005 was the first month in which all third party financing arrangements were repaid by ENS (except for a loan to a former ENS shareholder which is subordinated to the loan from NWH to ENS).  Therefore the remaining interest expense is an intercompany cost whose terms and enforceability are determined solely by the parent Company.  The table below shows the steady decline in interest payable to third parties:

	Quarter Ended
	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05
Interest expense-NWH	81,149	80,267	80,267	81,149	79,026	30,923	38,059
Interest expense-related party	2,823	2,792	2,792	2,823	2,823	2,761	(9,073	)**
Interest expense-other	5,583	5,417	27,737	237	649	332	77

** Excess accrual of interest to a former ENS shareholder was reversed in June 2005

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200

Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

In the past, completion of large software projects and the write off of internally developed software related to terminated contracts caused amortization to be volatile and subject to closer scrutiny.  All such large software development projects have been completed and are being amortized and the Company does not anticipate any significant write offs in the foreseeable future.  Consequently, depreciation and amortization expense has been more consistent over the past year.  The table below shows the historical changes in depreciation and amortization:

	Quarter Ended
	Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05
Depreciation & amortization	415,589	275,636	276,461	271,867	383,169	386,954	400,047	414,293	403,718	424,965	448,220
change from prior quarter		-34%	0%	-2%	41%	1%	3%	4%	-3%	5%	5%

Due to the decreased significance of interest expense and the normalization of depreciation and amortization expense, the CODM now relies on net income (loss) before taxes, depreciation, amortization, gain on security transactions, dividend income and interest income and expense in order to assess the performance of ENS and decide how to allocate resources.  The Company does not believe that the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations  and the footnotes, taken as a whole, in previous filings are materially different from the revised disclosures.  All relevant information used by the CODM for decision making has been and continues to be available to the public.  Consequently the Company believes that the change in format of the segment footnote is not material, and, accordingly, there would be no value to the investing public from a restatement of any of the previous filings.  In addition, the cost to the Company’s stockholders of any restatement would be substantial and disproportionate to the concerns raised in your comments.

Because of the recent change in how the CODM reviews the Company and our reflection of the change in our current segment disclosures, we believe that our disclosure controls and procedures are and have been effective as of each reporting period affected by this change in segment disclosure.  The Company will elaborate on this change in its next Form 10-K filed for the year ended October 31, 2005 in order to clarify the reason for the change in our segment measure.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

/s/ James Kardon
James Kardon

Enclosures

cc:	Terrence S. Cassidy
McGladrey Pullen LLP